UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2008
Commission File Number: 001-31994
Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)
18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes   ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

EXHIBIT INDEX
SIGNATURES
EX-99.1 Share Purchare Agreement

EXHIBIT INDEX

Exhibit No.	Description
*99.1	Share Purchase Agreement, dated November 6, 2008, by and between Semiconductor Manufacturing International Corporation and Datang Telecom Technology & Industry Holdings Limited.

*	Portions of this exhibit have been omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, requesting confidential treatment.
     Please refer to Exhibit 99.1 (“Issue of New Ordinary Shares under General Mandate and Resumption of Trading”) to the Form 6-K furnished by the Company on November 12, 2008 for a description of the material terms of the Share Purchase Agreement. Such description is qualified in its entirety by reference to the Share Purchase Agreement, which is furnished as Exhibit 99.1 to this report. The Share Purchase Agreement has been voluntarily furnished to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company. The Share Purchase Agreement contains representations and warranties the parties thereto made to and solely for the benefit of each other and are qualified by information that the parties have exchanged on a confidential basis in connection with signing of the Share Purchase Agreement. Accordingly, investors and security holders should not rely on the representations and warranties as characterizations of the actual state of facts, since they were made only as of the date of the Share Purchase Agreement solely for the benefit of the parties thereto and are modified in important part by information exchanged by the parties thereto on a confidential basis. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Share Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: November 17, 2008	By:	/s/ Richard R. Chang

Name: Richard R. Chang
Title: Chief Executive Officer